EXHIBIT (a)(10)
EXHIBIT (a)(10) WAYNE W. SMITH, SBN 54593 WSmith@gibsondunn.com MERYL YOUNG, SBN 110156 MYoung@gibsondunn.com ROBERT E. PALMER, SBN 116892 RPalmer@gibsondunn.com GIBSON, DUNN & CRUTCHER LLP 3161 Michelson Drive Irvine, California 92612-4412 Telephone: (949) 451-3800 Facsimile: (949) 451-4220 PAUL COLLINS, SBN 187709 PCollins@gibsondunn.com GIBSON, DUNN & CRUTCHER LLP 1881 Page Mill Road Palo Alto, California 94304-1211 Telephone: (650) 849-5300 Facsimile: (650) 849-5333 Attorneys for Plaintiff EMULEX CORPORATION UNITED STATES DISTRICT COURT CENTRAL DISTRICT OF CALIFORNIA SOUTHERN DIVISION EMULEX CORPORATION, CASE NO. SACV09-588 AG (MLGx) Plaintiff, FIRST AMENDED COMPLAINT FOR VIOLATIONS OF SECURITIES LAWS v. BROADCOM CORPORATION and FIJI ACQUISITION CORPORATION, a wholly owned subsidiary of Broadcom Corporation, Defendants. Gibson, Dunn & Crutcher LLP

Plaintiff, Emulex Corporation (“Emulex” or the “Company”), through its undersigned counsel, alleges as follows: I. JURISDICTION AND VENUE 1. This Court has subject matter jurisdiction over this action pursuant to 15 U.S.C. §§ 78aa, 78(m)(d)(3), 78(n)(a), and 28 U.S.C. § 1331. 2. Venue is proper in this District pursuant to 15 U.S.C. § 78aa and 28 U.S.C. §§ 1391(b) and 1391(c). 3. Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201 because an actual controversy exists regarding the propriety of Defendants’ statements and disclosures under Sections 14(a) and 14(e) of the Securities Exchange Act of 1934 (“Exchange Act”) and Securities and Exchange Commission (“SEC”) Rules 14a-9 and 14e-3. II. INTRODUCTION 4. This action arises out of an effort by Broadcom Corporation (“Broadcom”) to acquire Emulex at a bargain basement price by deceiving Emulex shareholders into believing Broadcom is offering a generous price. Recognizing that network interface for large server applications is undergoing a significant technological change, and that Emulex has beaten Broadcom to the market with superior technology, Broadcom has disparaged and misrepresented Emulex’s success in order to foster an ill-founded belief that Emulex shareholders will be well advised to support Broadcom’s woefully inadequate offer. 5. Historically, large server applications have used two distinct technologies to interface with storage and data networks. Interface with data networks has been predominately through Ethernet technology, an area in which Broadcom has a huge market share. Interface with storage networks has been almost exclusively through the more reliable and more expensive enterprise class Fibre Channel adapter technology, principally available from Emulex and one other company. However, it has become clear that the future of server interface with networks will be a new technology which Gibson, Dunn & Crutcher LLP supports the Fibre Channel protocol on Ethernet — whose product instantiations are referred to as a converged network adapters, or “CNAs.” 6. Although Ethernet technology is widely available from many companies, enterprise class Fibre Channel adapter technology is not. Therefore, Broadcom needs to obtain enterprise class Fibre Channel adapter technology to compete in the new CNA market and thus has made an unsolicited, opportunistic and under-priced offer for Emulex. The fact is that Broadcom needs Emulex to continue the use of its Ethernet technology in server applications, but Emulex does not need Broadcom. Emulex is already offering superior Ethernet technology through its partnership with ServerEngines Corporation (“ServerEngines”). After much expensive and time consuming research and development, Emulex has developed an advanced CNA which combines both Ethernet and Fibre Channel protocols. 7. As Broadcom is uniquely positioned to know, Emulex has been obtaining design wins with original equipment manufacturers (“OEMs”) for its CNA chip. Some of these wins have been for applications which have traditionally used Broadcom’s Ethernet technology. Recognizing that Emulex has not only beaten it to the market with CNA technology, but that Emulex is also taking traditional Ethernet business away from Broadcom, Broadcom has responded by trying to take Emulex out of the competition and obtain access to Emulex’s Fibre Channel technology for itself. 8. To carry out its plan, Broadcom has launched a consent solicitation aimed at amending Emulex’s bylaws, calling a special meeting of shareholders and replacing Emulex’s Board with one which will facilitate Broadcom’s acquisition of Emulex. Simultaneously, Broadcom has made a lowball offer for Emulex at a price $1.50 less than the market price the day before launching the Offer to Purchase, knowing that: (i) Emulex has been highly successful with its CNA technology; (ii) Broadcom and Emulex are for the first time competitors, and Broadcom is losing; (iii) OEMs require confidentiality of design wins so that Emulex is limited in how much it can tell the market about its design wins — or Broadcom’s design losses; (iv) design wins take Gibson, Dunn & Crutcher LLP time, often twelve to eighteen months, before they are translated into revenue, so Broadcom needs to strike before the market sees the enhanced intrinsic value of a stand alone Emulex; (v) macroeconomic conditions have depressed all stock prices so it is a good time for opportunistic buyers to strike before the economy recovers and prices normalize; and (vi) Emulex has a huge amount of cash, so Broadcom can pay much of the purchase price with Emulex’s own cash, making it a real bargain for Broadcom at the expense of Emulex’s shareholders. 9. To facilitate its scheme to acquire Emulex at a depressed and unfair price, Broadcom has misrepresented important facts in its public filings and statements, including the following: • Broadcom openly states that Emulex’s design wins are meaningless as they have not generated revenue, even though Broadcom well knows that design wins provide future as opposed to immediate revenue, and that Emulex’s design wins will produce substantial revenue. • Broadcom describes the importance of having CNA technology, but intentionally gives the impression to Emulex’s shareholders that Emulex will not be a competitor in the market without combining with Broadcom — even though Broadcom knows that Emulex does not need Broadcom’s technology, Emulex already has developed highly successful CNA technology, and Emulex is obtaining design wins in CNA applications and taking away traditional Ethernet business from Broadcom. • Broadcom makes false statements to lead Emulex’s shareholders to mistakenly believe that Broadcom’s offer is a good opportunity for Emulex shareholders without disclosing that Broadcom is well aware of Emulex’s tremendous success with CNA technology and the truth that Broadcom — not Emulex — will be left in the dust if it does not acquire Emulex and its technology. Gibson, Dunn & Crutcher LLP

Broadcom also misrepresents that Emulex employees will have better opportunities if Broadcom acquires Emulex, ostensibly to persuade those Emulex employees, and particularly those who have acquired stock (including through Emulex’s Employee Stock Purchase Plan), to support Broadcom’s effort. However, Broadcom fails to disclose that employees of companies acquired by Broadcom in the past have not been uniformly well treated, and that Broadcom has laid off large numbers of such employees while misrepresenting its intentions. 10. Broadcom has not made any real effort to correct these misstatements since the filing of the present action, but rather, has intentionally continued to make similar and additional materially false and misleading statements about Emulex to coerce shareholders to consent to Broadcom’s demands. 11. In 2008, Broadcom was sued by the SEC in the United States District Court for the Central District of California for numerous disclosure violations, and, as a result, was the subject of a Final Order of Permanent Injunction that prohibits Broadcom and persons and entities acting in concert with it (such as Fiji) from, among other things, engaging in any further violations of the Federal Securities Laws. As a result, Broadcom should have had a heightened awareness of its obligation to make entirely truthful statements to the securities markets. Instead, Defendants have launched a scheme designed to mislead Emulex’s stockholders into executing consents to oust Emulex’s current Board of Directors under false pretenses and tendering their Emulex shares to Broadcom at an inadequate price. III. THE PARTIES 12. Plaintiff Emulex is a Delaware corporation with its principal executive offices at 3333 Susan Street, Costa Mesa, California, 92616. Emulex creates enterprise-class products that connect storage, servers, and networks. Emulex is the leader in converged networking solutions for the data center. Emulex’s Connectivity Continuum architecture provides intelligent networking services that transition today’s Gibson, Dunn & Crutcher LLP infrastructure into tomorrow’s unified network ecosystem. Emulex provides a single framework that intelligently connects every server, network, and storage device within the data center. Through strategic collaboration and integrated partner solutions, Emulex provides its customers with industry leading business value, operational flexibility, and strategic advantage. Emulex’s host server products include host bus adapters (“HBAs”), CNAs, mezzanine cards for blade servers, embedded storage bridges, routers and switches, storage Input/Output controllers (“IOCs”), and data center networking solutions. HBAs, CNAs, and mezzanine cards are the data communication products that enable servers to connect to storage networks by offloading communication processing tasks as information is delivered and sent to the storage network. Embedded storage products include bridges, routers, switches, and IOCs, which are deployed inside storage arrays, tape libraries, and other storage appliances. 13. Defendant Broadcom is a California corporation with its principal place of business at 5300 California Avenue, Irvine, California, 92617-3038. Broadcom manufactures semiconductors for wired and wireless communications, including high-speed transmission and switching for storage networking and servers. In 2008, Broadcom consented to the entry of a Final Judgment of Permanent Injunction by the United States District Court for the Central District of California to resolve an enforcement proceeding brought by the SEC relating to, among other things, materially false and misleading statements in certain of Broadcom’s public filings. The Final Judgment enjoins Broadcom from engaging in any practice that constitutes a violation of the Federal Securities Laws. 14. Defendant Fiji Acquisition Corporation (“Fiji,” and also referred to with Broadcom as the “Defendants”) is a newly incorporated Delaware corporation with its principal place of business at 5300 California Avenue, Irvine, California, 92617. Fiji is a wholly owned subsidiary of Broadcom and was organized in connection with Defendants’ Offer to Purchase and a proposed second-step merger. As a wholly-owned Gibson, Dunn & Crutcher LLP subsidiary of Broadcom, Fiji also is subject to the terms and prohibitions set forth in the 2008 Final Judgment of Permanent Injunction described above. IV. THE ENTERPRISE NETWORK MARKETPLACE 15. The enterprise network marketplace consists of a number of players vying for market share in the business of providing various technologies allowing for the transportation of data and communications between computers, servers, mainframes, and storage systems. Historically, this market has been divided into two fairly discrete market segments: Fibre Channel and the Ethernet. Fibre Channel is a reliable and fast interconnection technology that permits servers, mainframes, and storage systems to transport data between one another. It is principally used to connect storage networks to servers. Approximately 90% of storage area network (“SAN”) installations utilize Fibre Channel technology. Ethernet allows computers to communicate by sending data packets over various common cables. With traditional Ethernet, as the data travels in packets, there is a chance the data may be lost if one of these packets is dropped. Thus, converged networking requires enhancements to Ethernet to support storage traffic running over traditional Ethernet networks. From a historical perspective, Broadcom has been dominant in the Ethernet marketplace and Emulex has been an industry leader in the Fibre Channel marketplace. 16. The historical division has changed rapidly in the last year — and on an escalating basis. In particular, the development of Fibre Channel over Ethernet (“FCoE”) has allowed the consolidation of both storage and Ethernet networks into a common technology, which allows both forms of data traffic to operate over the same shared cable, and thus dramatically reduces the overall number of cables, connectors, and adapters needed to create such networks. Accordingly, the companies that are first able successfully to develop and market such products will enjoy a profound market advantage and be positioned as the leaders in the realignment of enterprise network solution providers. Gibson, Dunn & Crutcher LLP

17. Emulex, together with its partner, ServerEngines, has become a leader in FCoE technology. Conversely, Broadcom currently has no competitive FCoE technology and, as such, has recently been losing a series of critical OEM design awards to Emulex and ServerEngines. CNAs, such as those offered by Emulex/ServerEngines, are thus one of the products likely to dominate the next generation of converged networking technologies. Indeed, not only do they permit a user to combine today both its storage and data connectivity needs at reduced cost (with other benefits as well), but they are proving to be the prudent investment both for companies which today have only a critical need for new Ethernet equipment (Broadcom’s traditional stronghold), and also for those that are looking to be able to provide future SAN-based needs. As such, Emulex, with ServerEngines, not only has a cutting edge product that captures a field in which Broadcom has no similar competitive product, but for the first time the Emulex/ServerEngines CNAs compete directly with Broadcom’s historical Ethernet base for customers looking toward future needs. In short, Emulex has a head start in CNA technology and product development, in collaboration with ServerEngines, from which Emulex already has achieved significant OEM design wins which threatens Broadcom’s dominant position in the Ethernet portion of the market and makes it unlikely that Broadcom will be a significant player in the CNA market any time soon. V. SERVERENGINES’ UNIQUE RELATION WITH THE PARTIES 18. ServerEngines is a privately funded Silicon Valley startup that for over three years, has been developing silicon solutions that will make next year’s servers and a new class of chips more powerful than the ones available today. ServerEngines is a company founded by former executives of ServerWorks, a chipset maker that was started in the mid-1990s and subsequently sold to Broadcom in 2001. In 2003, ServerWorks’ CEO, Raju Vegesna, left Broadcom after being very publicly fired. Indeed, the UK Register described the separation rather bluntly: “Like an abusive parent slapping an over-active child, Broadcom has dismissed the head of its Gibson, Dunn & Crutcher LLP

ServerWorks subsidiary and made a public spectacle of the event. . . . Such a move might have slipped under the radar were it not for Broadcom’s astonishing press release detailing the executive dismissal.” UK Register, Broadcom Axes ServerWorks Chief, March 27, 2003. The situation was not well received by Mr. Vegesna and other loyal ServerWorks executives who also departed, and five weeks later Broadcom announced that it had reached a “settlement” with such individuals, incurring a $25 million cash payment expense, recording a one-time non-cash charge of $88 million reflecting the acceleration from future periods of stock-based compensation, and recording an additional non-cash charge of $41 million relating to the financial earnouts established in connection with the acquisition of ServerWorks (that is, payments predicated on ServerWorks’ post-acquisition successes) — a charge of over $150 million. 19. In early 2004, Vegesna and two of the founders of ServerWorks founded ServerEngines. The goal was to leverage industry trends of network storage fabric convergence, virtualization, and server and client feature integration as semiconductor line widths continue to shrink. They have now elected to partner with Emulex and, within the last few months, they have developed, marketed, and won a series of design wins with major OEM manufacturers over Broadcom with their jointly developed technology and products. VI. BROADCOM’S ATTEMPT TO ACQUIRE EMULEX 20. On April 21, 2009, Broadcom sent Emulex’s Board of Directors an unsolicited letter proposing to acquire 100% of the outstanding common stock of Emulex for $9.25 per share. 21. On Sunday, May 3, 2009, Emulex’s Board met and, after consulting with its financial and legal advisors, unanimously concluded that the $9.25 per share offer significantly undervalues the Company and is not in the best interests of Emulex’s stockholders because the offer did not reflect the true value of Emulex’s business, including its recent design wins and superior technology. Emulex’s Chairman, Paul F. Folino, stated that “[a]fter a thorough review of the proposal in consultation with our Gibson, Dunn & Crutcher LLP advisors, the Board unanimously concluded that it is an opportunistic attempt by Broadcom to capture substantial current and long-term value that properly belongs to Emulex’s stockholders.” 22. On Tuesday, May 5, 2009, Defendants filed preliminary tender offer materials with the SEC (the “Offer to Purchase”) in which Broadcom states that, subject to numerous conditions, it seeks to acquire Emulex for $9.25 per share — or $1.50 less than the market close on Monday, May 4, 2009 and $5.49 less than Emulex’s 52-week high. Defendants simultaneously filed with the SEC preliminary consent solicitation materials (the “Consent Solicitation”) pursuant to which Defendants seek stockholder consents sufficient to: (a) amend Emulex’s bylaws to permit stockholders owning 10% or more of Emulex’s shares to request that Emulex call a special meeting; and (b) call a special meeting for the purpose of removing Emulex’s current Board of Directors and elect new directors who, presumably, would be more amenable to selling Emulex at the price that Broadcom wants to pay — a price that Emulex’s current Board, with the assistance of financial and legal advisors, determined to be inadequate. 23. As set forth in detail below, Defendants’ Consent Solicitation and Offer to Purchase are, and continue to be, replete with materially false or misleading statements about Emulex and its business and revenues, Broadcom’s competitive disadvantages and the purpose of this proposed acquisition, the state of the CNA market, and Emulex’s future prospects absent an acquisition. VII. BROADCOM’S CONSENT SOLICITATION MATERIALS AND OFFER TO PURCHASE ARE REPLETE WITH MISREPRESENTATIONS 24. Defendants’ series of false and misleading statements started with Broadcom’s April 21, 2009 letter to Emulex’s Board. That letter was published in preliminary tender offer materials filed with the SEC even before it was received by Emulex and was republished on May 5, 2009 in Defendants’ preliminary Offer to Purchase and Consent Solicitation materials. In the letter, Broadcom’s President and Gibson, Dunn & Crutcher LLP

Chief Executive Officer, Scott McGregor, stated, among other things, that: “[t]he architecture of data centers is evolving rapidly, and customers’ desire for system consolidation is driving the need for converged networking solutions where multiple traffic types — such as network, storage and clustering — are all carried over a single network infrastructure.” This statement, particularly when coupled with contemporaneous statements, is misleading because, among other things, it suggests that networking hardware manufacturers’ “desire for system consolidation” is something that Emulex can only satisfy by merging its Fibre Channel technology and products with Broadcom’s Ethernet technology and products. In truth, Emulex already has converged networking solutions products through its partnership with ServerEngines that are enjoying a high degree of success in the market. Indeed, Emulex already has racked up twelve new design wins in the rapidly growing CNA market. Although specific design wins are subject to nondisclosure agreements with Emulex’s customers, unlike the market as a whole, Broadcom knows about them because Broadcom participated in the proposal process for many of these design opportunities, and thus many of Emulex’s design wins were achieved over Broadcom. Because Emulex enjoys a technological lead in the market, it likely will capture a significant share of the CNA market and imperil Broadcom’s position as the leading provider of Ethernet networking. 25. The Defendants’ Consent Solicitation and Offer to Purchase also misrepresent the competitive necessity for an Emulex-Broadcom combination. Defendants’ April 21, 2009 letter to Emulex’s Board, which was published in numerous of Defendants’ public filings, including in its Consent Solicitation and Offer to Purchase, falsely and misleadingly states that: “[i]n the future, the convergence of [FCoE] will be offered through a single chip solution inside Servers and Switches. Customers will demand from their suppliers advanced chip technology and supply chain scale and reliability which is not an area of strength for Emulex.” A combination of Emulex’s technology with Broadcom’s may be necessary for Broadcom, which has Gibson, Dunn & Crutcher LLP no similar technology or convergent networking products, but it is not necessary for Emulex, as its product line is already integrated, and no further integration is necessary. Indeed, a recent industry commentator agreed, noting that: “Interestingly, Emulex does not need Broadcom for Ethernet technology. It struck a deal with startup ServerEngines to use its 10-GbitEthernet core in the Emulex FCoE ASIC.” EE/Times, Cost drives Broadcom’s Emulex Bid, Rich Merritt, May 4, 2009. 26. Similarly, in a conference call with analysts on April 21, 2009, Broadcom’s President and CEO, Scott McGregor, stated that: “[o]ne of the challenges I think customers face is that today in the market there are people who are really good at Fibre Channel and there are people who are really good at Ethernet and no one who is good at both.” This statement is false or misleading because, as demonstrated by Emulex’s recent design wins, including those in direct competition with Broadcom, Emulex and ServerEngines already have developed marketable FCoE technology and, hence, already were “good at both.” A partial transcript of Broadcom’s April 21, 2009 conference call was attached to Broadcom’s April 21, 2009 Schedule T.O. and filed with the SEC. 27. The Defendants’ Offer to Purchase further misrepresents and fails to disclose Broadcom’s plans regarding Emulex. Although Defendants state that they have no “current plans or proposals which relate to or would result in . . . (v) any material change in the Company’s corporate structure or business,” Emulex is informed and believes that Broadcom’s true purpose is to remove Emulex competition from the marketplace and provide a path for Broadcom to maintain a dominant position for its Ethernet technology. Indeed, recent reports from analysts have noted the same: “At the heart of Broadcom’s bid is an effort to secure a place for its network chips on circuit boards for converged networks. Its primary competitor: ServerEngines. ServerEngines was founded in 2004 by former Broadcom engineers who came to the chipmaker when it bought Silicon Valley’s ServerWorks for $1.8 billion in 2001 . . . . Server Works is Broadcom’s unit for network chips that’s going after converged Gibson, Dunn & Crutcher LLP networks.” Orange County Business Journal “Emulex plays up work with Broadcom Rival,” Michael Lyster, May 13, 2009. VIII. BROADCOM MISREPRESENTS THE REVENUE ASSOCIATED WITH EMULEX’S RECENT DESIGN WINS 28. Broadcom has also stated in numerous publications that Emulex has not been able to convert recent design wins into revenue — statements that Broadcom knows or should know are wholly misleading. For example, Broadcom issued a press release on May 5, 2009 announcing that it had filed the preliminary Offer to Purchase and Consent Solicitation materials. In that press release, Broadcom stated that, “while Emulex has touted its ‘design wins’ in its response to Broadcom and in other communications with the financial community, it has failed to demonstrate an ability to convert design wins into either revenue growth or market share.” Likewise, Broadcom’s President and CEO, Scott McGregor, has been quoted repeatedly as saying that Emulex “has failed to demonstrate an ability to convert design wins into either revenue growth or market share.” Orange County Business Journal, Emulex Plays Up Work With Broadcom Rival, May 13, 2009. And, in an interview with the Wall Street Journal in conjunction with the launch of Broadcom’s Consent Solicitation and Offer to Purchase, McGregor is reported to have “shot back” that “Emulex has failed to convert valuable design wins into meaningful revenue.” Wall Street Journal, Broadcom offers $764M To Holders To Buy Emulex, May 5, 2009. As a direct competitor, Mr. McGregor, and others at Broadcom know — but failed to disclose — that a design win is the first critical step in a collaborative product development effort with Emulex’s customers. That development effort typically takes nine to twelve months and revenues relating to sales of the product typically are not realized for a year or more. Thus, at the same time Defendants are telling Emulex’s stockholders to sell now because they will never realize the benefit of the Company’s technological advantage, Defendants know that very substantial revenues from Emulex’s recent design wins are already in the pipeline — all at a time when Broadcom’s own revenues decreased Gibson, Dunn & Crutcher LLP approximately 17% during the last fiscal quarter and Broadcom has not been able to compete effectively with Emulex in the all-important CNA market. These statements are part of a continuous plan to encourage a favorable vote by Emulex’s stockholders on Defendants’ Consent Solicitation under false pretenses. IX. BROADCOM HAS A HISTORY OF MISREPRESENTING ITS PLANS FOR ACQUIRED COMPANIES AND THEIR EMPLOYEES 29. Emulex employees for years have had the benefit of participating in the Company’s Employee Stock Purchase Plan — a plan whereby, after 90 days of service, employees are provided the opportunity to become shareholders of Emulex, and thus further join with the Company in seeking its long term success. This plan is publicly disclosed. Among other things, Broadcom seeks to assure Emulex employees, and thus stockholders, that the Company’s employees will be cared for in the event of an acquisition by Broadcom. As repeatedly stated in its solicitation materials: “Just as our combination will offer exciting and tangible benefits for customers, we also believe that a combination will be a rewarding opportunity for Emulex’s employees . . ., all of which spell opportunity for the employees of a combined company to do great things. . . . We hope and expect that we will be able to integrate our teams rapidly and foster a high degree of collaboration and interaction from the very start.” April 21, 2009 Broadcom letter, published on at least three occasions in Broadcom’s solicitation materials — as an exhibit to the original Schedule T.O., in the text of the Consent Solicitation, and again in the text of the Offer to Purchase. 30. Broadcom also noted in its May 5th press release, attached to its concurrent 8-K filing, that Broadcom’s proposal would “provide significant benefits to customers and employees alike.” A brief review of Broadcom’s historic treatment of newly acquired companies suggests that these statements are, indeed, false and far from Broadcom’s actual plans for Emulex and its talented employees. During 2000, Broadcom made a series of acquisitions, promising at the time, the creation of tremendous synergies and product combinations between Broadcom and such Gibson, Dunn & Crutcher LLP companies and their employees, only to shortly thereafter gut them of their technology and cast off much of their workforce. Broadcom’s acquisitions of three such companies, BlueSteel Networks (“BlueSteel”), NewPort Communications, Inc. (“NewPort”), and Silicon Spice, Inc. (“Silicon Spice”), provide examples of the stark contrast between Broadcom’s pre-acquisition statements and the harsh reality of its post-acquisition conduct. 31. In January 2000, Broadcom acquired BlueSteel, a developer of internet security processors, for approximately $110 million, explaining that: “This is a powerful combination that brings Broadcom’s broadband communications expertise together with BlueSteel’s leadership in high-speed network security processors,” according to Dr. Henry Nicholas III, Broadcom’s then CEO. In August 2000, Broadcom announced that it would buy NewPort, a fiber-optic chipmaker, for approximately $1.24 billion. According to Nicholas: “Together these acquisitions will provide Broadcom with a powerful platform to address the rapidly growing wide area networking (WAN) marketplace.” Also in August 2000, Broadcom acquired Silicon Spice, a semiconductor manufacturer for high-density voice, fax, and data packet transport over wide area networks, for approximately $1.2 billion. “The acquisition and its technology leverage the installed base of our xChange Voice over Internet Protocol software which is already deployed in many carrier access systems and IP gateways throughout the world,” said Nicholas. 32. Only months after these acquisitions and continuing for a year thereafter, however, Broadcom began firing hundreds, and then thousands, of workers, thereby virtually gutting the workforces at BlueSteel, NewPort, and Silicon Spice to slash costs “in the face of declining sales.” The cuts began modestly in July 2001 when Broadcom terminated 300 engineers, marketers, and other workers as a follow up on its vow to cut costs. As Nicholas explained: “In response to the numerous acquisitions made in the last two years and the current more challenging economic climate, we are taking steps to streamline our business. . . . This will result in business unit re-alignment, net Gibson, Dunn & Crutcher LLP staffing reductions, facility consolidations, and other actions that will result in an associated charge to be taken in the second quarter.” 33. The real bloodshed, however, occurred shortly thereafter in November of 2002. As reported by the EE/Times in its November 22, 2002 article entitled: “Broadcom ‘wipes out’ key chip units in layoff, report says,” Broadcom abruptly terminated yet another 10% of its workforce. The terminations “completely wiped out” Broadcom’s voice-enabled packet processor security IC, and SONET/SDH chip operations. As further reported: “Although Broadcom will not confirm the size of the layoffs or what groups are affected, sources indicate that the former Silicon Spice, NewPort Networks, and BlueSteel groups were almost completely wiped out, with some trimming occurring in other areas of the company.” An analyst further noted that: “We suspect . . . that the cutbacks will [also] hamper future development.” EE/Times, Broadcom ‘wipes out’ key chip units in layoff, says report, Mark Lapedus, November 22, 2002. 34. These layoffs, while not clearly disclosed by Broadcom directly, were confirmed by other reports as well. “The hardest hit were employees from three acquired companies: Silicon Spice and NewPort Communications . . . and BlueSteel. Layoffs at those groups amounted to 60 to 80 percent of the staff.” The New York Times, Broadcom Cuts Work Force by 16%, November 23, 2002. As commented by an apparent survivor of the layoffs in his blog, “Matt still working,” Matt reported: “It’s closed. You’re right, it was originally Newport Comm. Everyone’s laid off, except FAEs and Sales. They also took reductions in force; some volunteered for that. . . . If you need someone or something , let me know, perhaps I can help. I have a few home #s etc.” Light Reading, Axe Falls at Broadcom, November 22, 2002. 35. Then Broadcom CTO Henry Samueli commented on Broadcom’s layoff in 2003 of “500 people out of 3,000 [including temps and contractors],” stating: that’s a pretty significant percentage. And a company like Broadcom, that has very talented engineers to begin with — when you go that deep, you’re not just cutting low performers. You’re cutting some very talented Gibson, Dunn & Crutcher LLP engineers, and it’s always painful to do that. But you don’t have a choice. I mean, we have to live with the economic realities here, that these markets are very slow to turn around. So we have to become profitable. We can’t wait for the markets to recover. We thought we could. We were waiting until this point. . . . . . . . . We just trimmed back our R&D investment in [some] product lines. . . . So we’re just focusing on existing products . . . then invest in the next-generation version.” UnStrung, The Axeman Cometh, January 8, 2003. 36. Today, Broadcom again faces another challenge in these depressed economic times. Indeed, it recently reported, and surprised the market with, a $159 million loss, a 13% decrease in revenue, and a staggering 300% decrease in net profit for the fourth quarter of 2008. The reason: slow demand and “acquisition costs,” says Broadcom. Although Henry Samueli and Henry Nicholas III are no longer the CTO and CEO of Broadcom, they still are its controlling shareholders, and have the voting power to elect and control the Broadcom board. Broadcom’s current CEO, Scott McGregor, who was selected by Nicholas and Samueli, continues to manage the company. In a familiar story, McGregor announced his strategy to deal with this problem: “Broadcom’s key goals for 2009 are to manage costs . . . [including] a reduction in our workforce.” Orange County Register, Broadcom to cut 200 workers on $159 million quarterly loss, January 29, 2009. Like his predecessors, McGregor was less than candid about his true plans when asked about the possibility of layoffs only two months earlier when questioned if Broadcom had any plans for layoffs: “We have not announced anything on layoffs” was all he would say. Electronic Business, Broadcom’s Scott McGregor: Growing during a downturn, Suzanne Deffree, November 25, 2008. X. BROADCOM REFUSES TO CORRECT ITS MISSTATEMENTS AND CONTINUES TO MAKE FALSE AND MISLEADING DISCLOSURES 37. Emulex filed the present action on May 15, 2009 to secure relief from Broadcom’s false and misleading statements and thereby ensure that shareholders are fully and accurately informed before any consents are obtained or any acquisition is Gibson, Dunn & Crutcher LLP completed. Although Broadcom filed a copy of Emulex’s complaint with the SEC, and has acknowledged Emulex’s demands for relief in this action, Broadcom has nonetheless intentionally continued to make false and misleading statements in knowing or reckless disregard for the truth of the statements so as to trick Emulex shareholders into selling their shares at a discount price. 38. On May 19, 2009, for example, in its attempt to scare shareholders into believing that the value of their Emulex shares will decline if they do not sell now, Broadcom stated in its Schedule 14A that Emulex has a “disappointing history of missing forecasts.” This statement is patently false. Indeed, Emulex has met or exceeded its earnings guidance for 11 of the past 12 quarters. 39. In its May 19, 2009 Schedule 14A, Broadcom also states, without a good faith basis to support such statements, that Emulex has recently failed to grow “revenue or market share.” In truth, however, Emulex has consistently converted design wins into revenues and market share. Broadcom thus made these misstatements without a reasonable and good faith belief in the truth of the statements. Indeed, Broadcom admits in numerous filings that Emulex’s design wins are confidential and it necessarily lacks the information necessary to comment about Emulex’s design wins. 40. On May 27, 2009, Broadcom’s bashing of Emulex continued when it stated that “Emulex’s market share has been stuck on hold for years”; “its stock has underperformed for most of the past seven years.” See Schedule 14A filed May 27, 2009. These statements are intentionally misleading and inaccurate because they suggest that Emulex is not a market leader, that it has not been converting design wins into revenue, and that its stock price has been unreasonably low for the past seven years. In reality, Emulex has continued to convert design wins into revenue and, except for the recent recessionary months, it has maintained a share price in excess of $9.25 per share consistently for the past seven years. 41. Broadcom has also posted additional false and misleading statements on its website, including statements in documents entitled “Setting the Record Straight” Gibson, Dunn & Crutcher LLP

and “Frequently Asked Questions,” such as: (1) “Broadcom and Emulex do not compete”; (2) “Emulex has a history of weak execution and of missing Wall Street consensus revenue estimates”; (3) Emulex is “the distant #2 player” in the Fibre Channel HBA “segment”; and (4) “Emulex has not been able to translate design wins into growth.” These same statements were also made in Broadcom’s June 3, 2009 Emulex Tender Offer and Written Consent Solicitation presentation (the “June 2009 Presentation”) which was filed with the SEC on June 3, 2009 and is also posted on Broadcom’s website. These statements are false and misleading for, among others, many of the same reasons its other statements were false and misleading, including the true facts that: (1) Broadcom and Emulex do compete; (2) Emulex has met or exceeded its earnings guidance for 11 of the past 12 quarters; (3) more than 90 of the Fortune 100 companies rely on Emulex HBAs for mission critical SAN connectivity, thus making Emulex a leader in the Fibre Channel HBA segment; and (4) Emulex has consistently translated design wins into revenue. 42. Like Broadcom’s prior filings, the June 2009 Presentation also contains a number of materially false and misleading statements, including: (1) “without consent, [a] legitimate negotiation process [is] not possible”; and (2) “Rejecting an all cash offer subjects stockholders to significant risk.” These statements are not true. Moreover, the June 2009 Presentation intentionally paints a misleadingly negative picture of Emulex’s financial standing and future potential by: (1) selectively reporting only bits and pieces of information about Emulex’s financial history and market share; (2) claiming that Emulex’s “growth projections” are unrealistic without a good faith basis or the factual information necessary to render such opinions; and (3) misrepresenting that “Wall Street is Skeptical of Forecasts and has Expressed Doubts about [Emulex’s] Standalone Prospects” by relying on only a handful of analyst comments which are taken out of context. Finally, the statement that “[a]pproximately 81% of employees retained from [prior] acquisitions” is misleading because it is based on acquisitions “since January 2004” and thus fails to disclose the layoff rate post-acquisition prior to Gibson, Dunn & Crutcher LLP

January 2004, including layoffs during their corporate shopping spree between 1999 and 2001 (of which there were many). 43. A few days after making its June 2009 Presentation, on June 9, 2009, Broadcom filed its Definitive Consent Solicitation with the SEC and repeated identical or similar false and misleading statements. In addition to repeating its prior misstatements, the Definitive Consent Solicitation is further false and misleading because it omits to state: (1) that Emulex’s annual and regular shareholder meeting is scheduled to take place in November 2009, and that matters requiring a shareholder vote can be addressed then rather than at the Special Meeting demanded by Broadcom; and (2) that the reason Broadcom wants “the Special Meeting [to] be called as promptly as possible,” and without delay, is solely to further its strategy to buy Emulex at a discount price, during a weak economy, before Emulex begins to gain additional revenue from its recent design wins, and before the market improves. 44. The Definitive Consent Solicitation is also misleading to the extent it suggests that Emulex shareholders would benefit from increased revenues/value achieved by a combined Broadcom/Emulex entity. In fact, if the acquisition is completed, Emulex shareholders will no longer hold shares in either entity and, thus, will not benefit from the potential long-term value of Emulex shares in excess of $9.25 per share, if any, that they currently possess. 45. In sum, Emulex shareholders have not been provided an accurate, full, and complete set of disclosures so as to adequately make an informed consent to the proposals by Broadcom at this time. XI. BROADCOM’S MOST SENIOR EXECUTIVES INTENTIONALLY AND RECKLESSLY MADE THE MISSTATEMENTS 46. Scott McGregor — Broadcom’s Chief Executive Officer — admitted during a web conference in December 2008, that at his direction, Broadcom intended to pursue a number of acquisitions designed to take advantage of the weakness in the economy. After suspecting that Emulex was partnering with ServerEngines to Gibson, Dunn & Crutcher LLP compete with Broadcom, McGregor, and other key executives, set their sights on purchasing Emulex at minimal expense. On December 24, 2008, Mr. McGregor informally contacted Emulex for the first time and advised that Broadcom wanted to discuss a possible deal with Emulex. 47. Almost immediately upon learning that Emulex obtained a key design win that Broadcom was competing for in early April 2009, and watching Emulex’s share price start to climb as a result, Broadcom decided to expedite its efforts to take over Emulex. In furtherance of its plan, on April 21, 2009, Mr. McGregor made a formal offer to purchase Emulex, followed shortly thereafter by the May 5, 2009 Tender Offer. 48. Despite the suggestion that Emulex shareholders will benefit from Broadcom’s “highly attractive” offer in Broadcom’s public filings, the Tender Offer is intended solely to benefit Broadcom and its shareholders, not Emulex shareholders. It is Broadcom’s business alone that stands to benefit significantly if the acquisition of Emulex is completed and Broadcom’s executives are well aware of this. 49. Mr. McGregor, as well as others at his direction, drafted, read, approved, and/or executed all of Broadcom’s public statements in relation to the Tender Offer discussed above at the time they were made. 50. With the desire to justify Broadcom’s low-ball bid for Emulex, and to coerce Emulex shareholders to permit Broadcom to hold a Special Meeting to facilitate a fire-drill transaction on Broadcom’s terms, Mr. McGregor, and other key executives, intentionally misrepresented Emulex’s historic and future value knowing that the facts were untrue when made and/or that they lacked sufficient information to make the statements. 51. Moreover, despite his public criticisms of the decision of Emulex’s Board members in relation to Broadcom’s Tender Offer, given his position and past experience, Mr. McGregor is well aware of the valid corporate reasons for the actions Emulex’s Board has taken to protect the best interests of its shareholders. Gibson, Dunn & Crutcher LLP

52. Although Broadcom has been informed of the various misstatements, rather than correcting the misstatements and fairly depicting the value of Emulex and the actions of Emulex’s Board, Mr. McGregor, and others under his control, have chosen instead to knowingly and recklessly continue to make the same false and misleading statements in presentations, calls, and Broadcom’s related SEC filings. COUNT I (Violation of 15 U.S.C. 78n(a) and 17 C.F.R. § 240.14a-9) 53. Emulex repeats and realleges each and every allegation set forth in paragraphs 1 through 52 as if fully set forth herein. 54. This Count is brought against both Defendants. 55. Defendants’ press releases, Consent Solicitation, and tender offer materials are all subject to regulation under Section 14 of the Exchange Act. Among other things, Section 14, also known as the Williams Act, regulates proxy solicitations and tender offers, both of which are at issue here. Specifically, SEC Rule 14a-9 applies to Defendants’ Consent Solicitation and provides that “[n]o solicitation . . . shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . .” 56. As described above, the Defendants have in their Consent Solicitation made numerous misleading statements and omissions of material facts in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9. 57. The materially misleading misstatements and omissions in Defendants’ Consent Solicitation were made with at least the negligent state of mind, as required under Section 14(a) of the Exchange Act and SEC Rule 14a-9. 58. If left uncorrected, the materially misleading misstatements and omissions in the Defendants’ Consent Solicitation will deprive Emulex’s shareholders of the Gibson, Dunn & Crutcher LLP opportunity to make decisions on the future of their Company based on the full and accurate information to which they are entitled, and both Emulex and its shareholders will be irreparably harmed. 59. Accordingly, Emulex is entitled to: (a) a declaration that the Consent Solicitation materials violate Section 14(a) of the Exchange Act and SEC Rule 14a-9; (b) an order requiring the Defendants to correct by public means the misleading misstatements and omissions in the Consent Solicitation and enjoining the Defendants and other persons or entities acting in concert with them from exercising any rights as Emulex stockholders, including their rights to vote or submit shareholder consents, until the Defendants correct by public means their material misstatements and omissions; (c) an order enjoining the Defendants from taking any action based on any consents that they may have obtained, or may obtain, pursuant to their ongoing consent solicitation; (d) an order invalidating any consents that the Defendants may have obtained, or may obtain, pursuant to their ongoing Consent Solicitation; (e) an order enjoining the Defendants from soliciting shareholder consents until 60 days after the Defendants correct by public means their material misstatements and omissions in the Consent Solicitation; and (f) a permanent injunction preventing the Defendants from making any additional misstatements or omissions in connection with, or otherwise related to, proxy battles or shareholder votes or consent solicitations, including the solicitation of shareholder consents on the actions described in the Consent Solicitation. 60. Emulex has no adequate remedy at law. COUNT II (Violation of 15 U.S.C. 78n(e) and 17 C.F.R. § 240.14e-3) 61. Emulex repeats and realleges each and every allegation set forth in paragraphs 1 through 60 as if fully set forth herein. 62. This Count is brought against both Defendants. Gibson, Dunn & Crutcher LLP

63. Section 14(e) applies to Defendants’ tender offer materials. Section 14(e) states that "[i]t shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices,” in connection with a tender offer. 64. As described above, the Defendants have in their Offer to Purchase made materially misleading statements and omissions of material fact in violation of Section 14(e) of the Exchange Act and SEC Rule 14e-3. 65. The materially misleading statements and omissions of material fact in the Defendants’ Offer to Purchase were made intentionally, or with such a high degree of recklessness so as to violate Section 14(e) of the Exchange Act and SEC Rule 14e-3. 66. If left uncorrected, these materially misleading statements and omissions of material fact in the Defendants’ Offer to Purchase will deprive Emulex’s shareholders the opportunity to make decisions on the future of their Company based on the full and accurate information to which they are entitled, and both Emulex and its shareholders will be irreparably harmed. 67. Accordingly, Emulex is entitled to: (a) a declaration that the Offer to Purchase violates Section 14(e) of the Exchange Act and SEC Rule 14e-3; (b) an order requiring the Defendants to correct by public means the materially misleading statements and omissions of material fact in the Offer to Purchase and enjoining the Defendants and other persons or entities acting in concert with them from exercising any rights as Emulex stockholders, including their rights to tender shares, until the Defendants correct by public means their material omissions; (c) an order enjoining the Defendants from taking any action based on any tendered shares that they may have obtained, or may obtain, pursuant to their ongoing Offer to Purchase; (d) an order invalidating any tendered shares that the Defendants may have obtained, or may obtain, pursuant to their ongoing Offer to Purchase; (e) an order enjoining the Gibson, Dunn & Crutcher LLP

Defendants from soliciting the tender of shares until 60 days after the Defendants correct by public means their materially misleading statements in the Offer to Purchase; and (f) a permanent injunction preventing the Defendants from making any additional misstatements or omissions in connection with, or otherwise related to, proxy battles or shareholder votes or consent solicitations or tender offers, including the solicitation of tendering of shares described in the Offer to Purchase. 68. Emulex has no adequate remedy at law. XII. REQUEST FOR RELIEF WHEREFORE, Emulex prays for a judgment against the Defendants as follows: 1. Declaring that the Defendants Schedule 14A Consent Solicitation violate Section 14(a) of the Exchange Act and SEC Rule 14a-9; 2. Declaring that the Defendants Offer to Purchase and related documents violate Section 14(e) of the Exchange Act and SEC Rule 14e-3; 3. Ordering the Defendants to correct by public means their material misstatements and omissions and to file with the SEC accurate disclosures required by Section 14(a) of the Exchange Act and SEC Rule 14a-9; 4. Enjoining the Defendants and other persons or entities acting in concert with them from exercising any rights as Emulex stockholders, including their rights to vote or submit shareholder consents, until the Defendants correct by public means their material misstatements and omissions; 5. Enjoining the Defendants and other persons or entities acting in concert with them from any trading in Emulex stock until the Defendants correct by public means their material misstatements and omissions in their Schedule 14A filings; 6. Enjoining the Defendants from making any additional misstatements or omissions in connection with, or otherwise related to, their Schedule T.O. filings 7. Enjoining the Defendants and other persons or entities acting in concert with them from taking any action based on any consents that may have been obtained pursuant to the Defendants’ current consent solicitation; Gibson, Dunn & Crutcher LLP

8. Invalidating any consents that the Defendants and other persons or entities acting in concert with them may have obtained pursuant to the Defendants’ current consent solicitation; 9. Enjoining the Defendants and other persons or entities acting in concert with them from soliciting shareholder consents in connection with the actions described in the Schedule 14A Proxy Materials until 60 days after the Defendants correct by public means their material misstatements and omissions in their Solicitation Materials and Schedule 14A filings; 10. Enjoining the Defendants and other persons or entities acting in concert with them from making or disseminating any additional misstatements or omissions in connection with, or otherwise related to, proxy battles or shareholder votes or consent solicitations, including the solicitation of shareholder consents on the actions described in the Consent Solicitation; 11. Enjoining the Defendants and other persons or entities acting in concert with them from soliciting shareholders to tender shares in connection with the actions described in the Schedule T.O. Offer to Purchase until 60 days after the Defendants correct by public means their material misstatements and omissions in their Offer to Purchase and Schedule T.O. filings; 12. Awarding Emulex its costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and 13. Granting Emulex such other and further relief as this Court may deem just and proper. Dated: June 12, 2009 WAYNE W. SMITH MERYL YOUNG ROBERT E. PALMER PAUL COLLINS GIBSON, DUNN & CRUTCHER LLP By: /s/ Robert E. Palmer Robert E. Palmer Attorneys for Plaintiff EMULEX CORPORATION Gibson, Dunn & Crutcher LLP